K E N N E T H I. D E N O S, P. C.

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
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                                                             KDENOS@DENOSLAW.COM

                                 August 12,2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION Division of Corporate Finance Office of Emerging Growth Companies 450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915
                  Amendment Filed:  August 12, 2005

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We have updated the financial statements in accordance with your letter dated August 5, 2005. We have attached one redlined copy and one clean copy of our amended registration statement on Form SB-2 for your timely review. We are including the following responses which were previously filed.

     We acknowledge receipt of your fifth set of comments to our initial filing on Form SB-2 on July 8, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated July 8, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

GENERAL
-------

     1. COMMENT. In prominent places in the prospectus, such as the summary, risk factors section, and business section, add disclosure that clearly states that you have not received FDA approval as it relates to any facet of your business/operations and, as a result, your treatments, products, and/or services have not been deemed effective.

          RESPONSE:   We  have  made  the   disclosures   recommended  on  pages
          2,4,5,12,13 and 21.

PROSPECTUS SUMMARY
------------------

     2. COMMENT. In the "Going Concern" subsection, clarify the reference to your unaudited financial statements for the nine month period ended February 28, 2004. Do you mean February 28, 2005?

          RESPONSE: We have changed the date to reflect February 28, 2005 on page 3.

     3. COMMENT. Please remove the boiler-plate, forward-looking statement from the forepart of the prospectus.

          RESPONSE: We have removed the boiler-plate statement as requested on page 2.


RISK FACTORS PAGE 4
-------------------

     4. COMMENT. The boilerplate paragraph at the beginning of this section should be removed.

          RESPONSE:  We  have  removed  the  boiler-plate  paragraph  on page 4.

     5.   COMMENT.   Please  include  a  separate  risk  factor  concerning  the defaulted loan obligations.

          RESPONSE:   We  have  included  a  risk  factor  for  defaulted   loan
          obligations on page 4.

     6. COMMENT. Include the date(s) of the distribution of the shares in the first risk factor.

          RESPONSE: We have included the distribution date on page 4.

     7. COMMENT. Please add a risk factor stating that your services/therapies are experimental and that they have never been, and may never be, declared safe and effective.

          RESPONSE: We have added this risk factor on page 4.

     8. COMMENT. Please add a risk factor discussing your need for substantial funding in order to continue operations. Also, please discuss the timeframe required for future development of your products/services/therapies.

          RESPONSE: Please see our disclosure on page 4.

"OUR SERVICES ARE SUBJECT TOFDA REGULATION", PAGE 5
---------------------------------------------------

     9. COMMENT. Expand the disclosure in this risk factor to clearly state that your products/therapies have not received FDA approval.

          RESPONSE: We expanded this disclosure on page 5.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION PATE 8
------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     10. COMMENT. In view of the considerable decline in cash at the latest balance sheet date, the cash balance at the latest practicable date would be appropriate disclosure.

          RESPONSE: Please see this disclosure on page 12.

BUSINESS, PAGE 13
-----------------
SERVICES - VACCINES, PAGE 15
----------------------------

     11. COMMENT. Please disclose the basis for the statement that experimental vaccines can be administered in Georgia without FDA approval.

          RESPONSE: We have modified this disclosure to clearly state that FDA approval is needed because management believes that Georgia law is not definitive on pages 20 and 21.

GOVERNMENTAL APPROVAL, PAGE 19
------------------------------

     12. COMMENT. Disclosure in the second paragraph indicates that IND 8725 is on hold. Disclosure also indicates, however, that the vaccine can be used in Georgia. Despite the lack of FDA approval. Please reconcile the apparent inconsistency.

          RESPONSE:  We have  modified  this  disclosure on pages 19, 20 and 21.

     13. COMMENT. Add disclosure summarizing the provisions of SB742 and clarify how you are able to conduct operations under SB742 without FDA approval. Explain for us how you can operate the cryobank, conduct TDAC therapy, and administer vaccines under this law and do so without FDA approval. Please provide us with a copy of SB742.

          RESPONSE: We have clarified the need for FDA approval regardless of Georgia law on pages 19, 20 and 21.

     14. COMMENT. Please expand the disclosure relating to the INDs to give the current status, the milestones that have yet to be accomplished for the INDs, and costs and timeframes associated with moving forward with the INDs. In this regard, expand the disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis to discuss your need for funding and the funding requirements associated with the INDs.

          RESPONSE:  We  have  expanded  our  disclosure  on  pages  12 and  21.

EXECUTIVE COMPENSATION, PAGE 22
-------------------------------

     15. COMMENT. This disclosure should be completely updated for the most recent fiscal year ended May 31, 2005.

          RESPONSE:  The most recent date has been  inserted on pages 23 and 24.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, 23
--------------------------------------------------

     16. COMMENT. As previously requested, update this disclosure through the latest practicable date. Please provide the balance due on all obligations as of the date of the prospectus or as nearly so as is practicable.

          RESPONSE: Please see the disclosure on page 25.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 25
-----------------------------------------------------------------------

     17.  COMMENT. Update the disclosure through the latest practicable date.

          RESPONSE: We have updated this disclosure on page 26.

LEGAL PROCEEDINGS, PAGE 28
--------------------------

     18. COMMENT. It is not clear what assets the IRS tax lien covers. Please elaborate.

          REPONSE:  We  have  clarified  the tax  lien  disclosure  on page  30.

     19.  COMMENT. Update the December 27, 2004 balance owing the IRS.

          RESPONSE:  We have  updated  the  balance  owing  the IRS on page  30.

EXHIBITS
--------

     20. COMMENT. Ordinarily, it is not necessary to refile exhibits previously filed as has apparently been the case in this registration statement. However, there are now 79 exhibits filed as exhibit 10 and 18 files as exhibit 23. We suggest that the next amendment refile all exhibits listed in the exhibit list under item 27 and file them with the number indicated in the list.

          RESPONSE: We refiled the exhibits with this SB-2 filing.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                    KENNETH I. DENOS P.C.



                                    /S/ Kenneth I. Denos
                                    --------------------
                                    Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner